UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2008

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                1 Churchill Place
                                 London E14 5HP
                                     England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1.  FRN Variable Rate Fix announcement dated 03 March 2008
2.  FRN Variable Rate Fix announcement dated 03 March 2008
3.  Partial Repurchase announcement dated 05 March 2008
4.  Partial Repurchase announcement dated 06 March 2008
5.  Partial Repurchase announcement dated 06 March 2008
6.  Director/PDMR Shareholding announcement dated 06 March 2008
7.  FRN Variable Rate Fix announcement dated 07 March 2008
8.  FRN Variable Rate Fix announcement dated 10 March 2008
9.  Full Repurchase announcement dated 11 March 2008
10. FRN Variable Rate Fix announcement dated 13 March 2008
11. Partial Repurchase announcement dated 13 March 2008
12. Director/PDMR Shareholding announcement dated 14 March 2008
13. Publication of Final Terms announcement dated 18 March 2008
14. FRN Variable Rate Fix announcement dated 26 March 2008
15. FRN Variable Rate Fix announcement dated 26 March 2008
16. FRN Variable Rate Fix announcement dated 26 March 2008
17. Annual Report and Accounts announcement dated 26 March 2008
18. Publication of Prospectus announcement dated 27 March 2008
19. Partial Repurchase announcement dated 28 March 2008
20. Total Voting Rights announcement dated 31 March 2008
21. Redemption of Notes announcement dated 31 March 2008

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 01, 2008                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 01, 2008                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

Barclays Bank PLC

FRN Variable Rate Fix

Issue:                    Barclays Bank PLC
                          Series 112
                          EUR 50,000,000 Subordinated Floating Rate
                          Notes Due March, 2022
ISIN Code:                XS0144176996
Interest Rate:            4.789000%
Base Rate:                4.389000%
Interest Period:          03-Mar-08 to 01-Sep-08
Day Count Method:         Actual/360
Number of Days In period: 182
Interest Payment Date:    01-Sep-08

Denomination:             Coupon
100,000.00                EUR 2,421.11

Exhibit 2

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      Barclays Bank PLC
                                 Series 112
                                 EUR 50,000,000.00 Subordinated Floating Rate
                                  Notes
                                 due March, 2022
ISIN Code:                       XS0144176996
Interest Rate:                   4.789000%
Base Rate:                       4.389000%
Interest Period:                 3-Mar-08 to 1-Sep-08
Day Count Method:                Actual/360
Number of Days in Period:        182
Payment Date:                    01-Sep-08

Denomination:                    Coupon:
-----------------------------    ----------------------------------------------
                   100,000.00    EUR                                   2,421.11

Exhibit 3

Barclays Bank PLC Barclays Bank Series 7921 ISIN XS0282486959 - Maturity Date 05 Mar 08 - O/S Nominal GBP 3,333,333

Please be advised the following issue has been repurchased for GBP 3,134,574 on 05 Mar 08

The outstanding balance will therefore be GBP 198,759

Please amend your records accordingly.

Exhibit 4

Barclays Bank PLC Barclays - Series 5833 - ISIN XS0246511850 Maturity Date 13 March 2008 - O/S Nominal GBP 3,000,000


Please be advised the following issue has been repurchased for GBP 1,450,000 on 13 March 2008.

The outstanding balance will therefore be GBP 1,550,000

Please amend your records accordingly.

Exhibit 5

         Barclays Bank PLC Barclays - Series 5834 - ISIN XS0246511348
             Maturity Date 13 March 2008 - O/S Nominal 1,000,000


Please be advised the following issue has been repurchased for USD 285,000 on 13 March 2008.

The outstanding balance will therefore be USD 715,000

Please amend your records accordingly

Exhibit 6


6 March 2008


 Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 5 March 2008 that it had on 4 March 2008 exercised its discretion and released a total of 1,106,348 ordinary shares in Barclays PLC to the following Director of Barclays PLC, who is a participant in the Executive Share Award Scheme ("ESAS"). The shares were released following provisional allocations made by the trustee over Barclays PLC ordinary shares to participants in the ESAS.



Director/PDMR   Shares released   Shares sold    Price per      Shares retained
                to Director /     on behalf of   share (pence)  by Director /
                PDMR              director to                   PDMR
                                  satisfy
                                  witholding
                                  liabilities

Mr RE Diamond   1,106,348         468,085        453.75         638,263
Jr




The revised total shareholding following this transaction is as follows:


Director                 Beneficial Holding


Mr RE Diamond Jr         4,040,455

Exhibit 7

Barclays Bank PLC



Issue Name:               Barclays Bank Plc
                          Series 138
                          AUD 150,000,000 Subordinated Floating Rate
                          Notes Due 2013
ISIN Code:                XS0175471944
Interest Rate:            8.446700%
Base Rate:                7.976700%
Interest Period:          04-Mar-08 to 04-Jun-08
Day Count Method:         Actual/365 (Fixed)
Number of Days in Period: 92
Payment Date:             04-Jun-08

Denomination:             Coupon:
----------------          ----------------
1,000.00                  AUD     21.29
10,000.00                 AUD     212.90
100,000.00                AUD     2,129.03

Exhibit 8

Barclays Bank PLC


Re: WOOLWICH
    GBP 55,000,000.00
    MATURING: 07-Dec-2009
    ISIN: XS0098120677


PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 07-Mar-2008 TO 09-Jun-2008 HAS BEEN FIXED AT 5.927500 PCT

DAY BASIS: ACTUAL/365(PROP)

INTEREST PAYABLE VALUE 09-Jun-2008 WILL AMOUNT TO: GBP 1,522.36 PER GBP 100,000.00 DENOMINATION

Exhibit 9

  Barclays Bank PLC Barclays - Series S229 - ISIN XS0289012329
     Maturity Date 07 March 2008 - O/S Nominal GBP 5,000,000


Please be advised the following issue has been repurchased for GBP 5,000,000 on 07 March 2008

The outstanding balance will therefore be Zero

Please amend your records accordingly.

Exhibit 10

Barclays Bank Plc


Issue Name:                Barclays Bank Plc
                           Series 153 CZK 1,500,000,000 Floating Rate Notes
                           due March 2010
ISIN Code:                 XS0213909335
Interest Rate:             3.990000%
Base Rate:                 3.990000%
Interest Period:           10-Mar-08 to 09-Jun-08
Day Count Method:          Actual/360
Number of Days in Period:  91
Payment Date: 09-Jun-08

Denomination:              Coupon:

----------------           ----------------
1,000,000.00               CZK 10,085.83

Exhibit 11

Barclays PLC



                   Barclays - Series S116 - ISIN XS0267270220
             Matuirty Date 10 March 2008 - O/S NOminal GBP 5,000,000

Please be advised the following issue has been repurchased for GBP 4,593,000 on 10 March 2008

The outstanding balance will therfore be GBP 407,000

Please amend your records accordingly.

Exhibit 12


                                                                14 March 2008



   Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 13 March 2008 that it had on 12 March 2008 exercised its discretion and released shares following provisional allocations made by the trustee over the Company's ordinary shares to participants in the Executive Share Award Scheme ("ESAS"). Of these shares, the following were released to directors and PDMRs of the Company:

+----------------+--------------+--------------+--------------+--------------+
|Directors/PDMRs |Shares        |Shares sold   |Price per     |Shares        |
|                |released      |on behalf of  |share (pence) |retained by   |
|                |to Director/  |Director/PDMR |              |Director/PDMR |
|                |PDMR          |to satisfy    |              |              |
|                |              |withholding   |              |              |
|                |              |liabilities   |              |              |
|                |              |              |              |              |
+----------------+--------------+--------------+--------------+--------------+
|Mr RE Diamond Jr|   1,197,379  |    506,600   |     460.50   |     690,779  |
+----------------+--------------+--------------+--------------+--------------+
|Mr GA Hoffman   |      24,291  |      9,960   |     460.50   |      14,331  |
+----------------+--------------+--------------+--------------+--------------+
|Mr JS Varley    |      29,261  |     11,998   |     460.50   |      17,263  |
+----------------+--------------+--------------+--------------+--------------+
|Mr PT Idzik     |     171,501  |     70,316   |     460.50   |     101,185  |
+----------------+--------------+--------------+--------------+--------------+

2. The independent trustee of the ESAS Trust notified the Company on 13 March 2008 that it had on 12 March 2008 granted rights in the form of nil cost options to the directors and PDMRs of the Company listed below under the ESAS, to acquire ordinary shares in the Company. The ESAS options are exercisable from grant until 7 March 2010 and are granted over a proportion of the shares which were provisionally allocated by the trustee under ESAS on 7 March 2005 to the directors and PDMRs listed below.

    The number of shares under option includes an additional number of shares which have been accrued in respect of dividends received by the trustee since March 2005. The total exercise price payable on any exercise of an ESAS option is GBP1.

    Director              Number of shares granted under option
                          to Directors/PDMRs

    Mr GA Hoffman         64,896
    Mr JS Varley          103,243


3. Appleby Nominees (Jersey) Limited notified the Company on 14 March 2008 that it had on 10 March 2008 exercised its discretion and allocated reinvested dividend shares in Barclays PLC for the following directors/ PDMRs at a price of 456.06p per share:

    Director             Shares allocated to Director/PDMR

    Mr RE Diamond Jr     56,261
    Mr PT Idzik          11,197


The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding

Mr RE Diamond Jr     4,787,495
Mr GA Hoffman        446,092
Mr JS Varley         487,913

Exhibit 13

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:


Final Terms in relation to Barclays Bank PLC's issue of EUR 135,000,000 CMS-Linked Subordinated Notes due 2018 under the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme


To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3922q_-2008-3-18.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 7 June 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 14

Barclays Bank PLC


                                RATE FIX NOTICE
Issue Name:                     Barclays Bank Plc
                                Series 127
                                USD 1,000,000,000.00 Floating Rate Subordinated
                                Notes
                                due 2013
ISIN Code:                      XS0164254780
Interest Rate:                  3.388750%
Base Rate:                      2.938750%
Interest Period:                11-Mar-08 to 11-Jun-08
Day Count Method:               Actual/360
Number of Days in Period:       92
Payment Date:                   11-Jun-08

Denomination:                   Coupon:
------------------------------  ------------------------------------------------
                      1,000.00  USD                                       8.66
                     10,000.00  USD                                      86.60
                    100,000.00  USD                                     866.01

Exhibit 15

Barclays Bank PLC


                               RATE FIX NOTICE
Issue Name:                    Barclays Bank Plc
                               Series 155
                               USD 500,000,000.00 Callable Floating Rate
                               Subordinated Notes
                               due 2017
ISIN Code:                     XS0229313696
Interest Rate:                 3.138750%
Base Rate:                     2.938750%
Interest Period:               11-Mar-08 to 11-Jun-08
Day Count Method:              Actual/360
Number of Days in Period:      92
Payment Date:                  11-Jun-08

Denomination:                  Coupon:
-----------------------------  ------------------------------------------------
                     1,000.00  USD                                         8.02
                    10,000.00  USD                                        80.21
                   100,000.00  USD                                       802.13

Exhibit 16

Barclays Bank PLC


                          RATE FIX NOTICE
Issue Name:               Barclays Bank Plc
                          Series 114
                          GBP 44,000,000.00 Callable Floating Rate
                          Subordinated Notes due March 2012
ISIN Code:                XS0144725255
Interest Rate:            6.831880%
Base Rate:                5.931880%
Interest Period:          14-Mar-08 to 16-Jun-08
Day Count Method:         Actual/(365 (or /366 if ends in leap year)
Number of Days in Period: 94
Payment Date:             16-Jun-08


Denomination:             Coupon:
------------------------  --------------------------------------------------
              100,000.00  GBP                                       1,754.64

Exhibit 17

                                Barclays PLC

                         Annual Report and Accounts and
    Notice of 2008 Annual General Meeting and Class Meeting of Ordinary
                                Shareholders


In compliance with Listing Rule 9.6.1, Barclays PLC has today submitted to the UK Listing Authority two copies of each of the documents listed below:

1.  Annual Report 2007
2.  Annual Review 2007
3. Notice of 2008 Annual General Meeting and Notice of Class Meeting of Ordinary Shareholders
4. Proxy forms for the 2008 Annual General Meeting and Class Meeting of Ordinary Shareholders

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Copies of the Annual Report, Annual Review and Notice of 2008 Annual General Meeting and Notice of Class Meeting of Ordinary Shareholders are available on our website, www.barclays.com/investorrelations

The Notice of 2008 Annual General Meeting includes resolutions to amend the Articles of Association and to adopt new Articles of Association. Copies of both the proposed amendment to the Articles of Association and the new Articles of Association have been forwarded to the Financial Services Authority in accordance with Disclosure and Transparency Rule 6.1.2 and are available on our website, www.barclays.com/investorrelations

The Joint Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2007 will today be filed with the US Securities and Exchange Commission and will be available on our website, www.barclays.com/ investorrelations. Copies will also be lodged with the UK Listing Authority's Document Viewing Facility.

Barclays shareholders (including holders of Barclays American Depositary Receipts) can receive a printed copy of the complete audited financial statements for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2007 free of charge upon request by calling 0871 384 2055 (in the UK) or + 44 121 415 7004 (from overseas).


26 March 2008

Exhibit 18

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 27 March 2008 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9524q_-2008-3-27.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 19

Barclays Bank Plc

Barclays - Series 7199 ISIN XS0269320767 -
Maturity Date 03 April 2008 - O/S Nominal EUR 7,221,000


Please be advised the above issue has been repurchased for EUR 76,000 on 17 March 2008.


The outstanding balance will therefore be EUR 7,135,000.


Please amend your records accordingly.

Exhibit 20

                                                                  31 March 2008


                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,566,973,248 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 28 March 2008. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,567,848,248.

The above figure (6,567,848,248) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 21


                                                                  31 March 2008


                               BARCLAYS BANK PLC
            GBP300,000,000 9.875 per cent. Undated Subordinated Notes
                               ISIN: XS0043398519
                                 (the "Notes")

               Notice of Confirmation of Redemption of Notes and
                            Cancellation of Listing



NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company intends to fully redeem all of the outstanding Notes on 12 May 2008 (the " Redemption Date"), pursuant to Condition 4(b) of the Notes. Accordingly, at the request of the Company:

(1) the Financial Services Authority in its capacity as UK Listing
    Authority will cancel the listing of the Notes on the Official List with effect from the Redemption Date; and

(2) the London Stock Exchange plc will cancel the admission of the Notes to trading on the London Stock Exchange with effect from the Redemption Date.